UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended October 25, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from to

Commission file number  1-2402

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Hormel Foods Corporation

Tax Deferred Investment Plan A

Audited Financial Statements and Schedule

Years Ended October 25, 2008, and October 27, 2007

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan A

We have audited the accompanying statements of net assets available for benefits of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of October 25, 2008, and October 27, 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 25, 2008, and October 27, 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 25, 2008, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 17, 2009

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	October 25, 2008	October 27, 2007
Assets
Investments, at fair value	$271,779,690	$358,734,164
Contributions receivable from Hormel Foods Corporation	151,121	240,907
Contributions receivable from participants	397,704	291,537
Net assets available for benefits	$272,328,515	$359,266,608

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 25, 2008	October 27, 2007
Additions:
Contributions from Hormel Foods Corporation	$3,350,947	$3,368,651
Contributions from participants	23,992,417	21,042,255
Employee rollover	2,872,689	894,086
Interest and dividend income	5,244,343	4,228,404
Assets transferred to the Plan	1,456,939	1,552,917
Total additions	36,917,335	31,086,313

Deductions:
Distributions	15,149,337	17,041,438
Administrative expenses	112,697	129,407
Total deductions	15,262,034	17,170,845

Net realized and unrealized (depreciation) appreciation in fair value of investments	(108,593,394)	31,751,835
Net (deductions) additions	(86,938,093)	45,667,303
Net assets available for benefits at beginning of year	359,266,608	313,599,305
Net assets available for benefits at end of year	$272,328,515	$359,266,608

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements

October 25, 2008

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). The nonpooled separate account consists of common stock of Hormel Foods Corporation (the Company or the Sponsor) and a portion of uninvested cash. For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in the insurance company general account is reported at contract value which approximates fair value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

As described in the Financial Accounting Standards Board (FASB) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through Massachusetts Mutual Life Insurance Company (MassMutual). The statement of net assets available for benefits

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

1. Significant Accounting Policies (continued)

presents the fair value of the investment in the General Investment Account which equals the contract value relating to these investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. The pronouncement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan will adopt SFAS No. 157 at the beginning of fiscal year 2009 and is currently assessing the effect, if any, the adoption will have on the financial statements.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a contributory defined-contribution plan covering employees of the Company and certain eligible subsidiaries who have completed six months of eligibility service and worked at least 500 hours during that six months.

Employees that have not made a retirement savings election shall be deemed to have automatically elected to participate in the Plan at the automatic enrollment percentage (currently 3.0%). Participants that make a retirement savings election can authorize a deduction of 1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts. The Company contributes a matching contribution, currently 50% of the participant’s contribution, not to exceed $900 per year for the plan years ended October 25, 2008, and October 27, 2007, respectively.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

Each participant’s account is credited with the participant’s and the Company’s contributions and plan earnings and is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Employee contributions are always 100% vested in the participants’ plan accounts. Employer contributions are 100% vested except for Dan’s Prize Inc. which is more fully discussed below.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the Sponsor.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balances. Loan terms range from 1 year to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in a participant’s account. Principal and interest are paid ratably through payroll deductions.

On October 8, 2007, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Dan’s Prize Inc. Employee Retirement Plan into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B. The Dan’s Prize Inc. exempt and nonexempt office employees are eligible participants in Plan A. Accordingly, those assets and participants were merged into the Plan based on their eligibility as of October 27, 2007. The assets transferred on or before October 27, 2007, continue to vest according to the established five-year cliff vesting schedule contained within the Dan’s Prize, Inc. Employee Retirement Plan. Future employer profit-sharing contributions after October 26, 2007, from Dan’s Prize, Inc. to Plan A shall employ a three-year cliff vesting schedule. The Dan’s Prize Inc. Employee Retirement Plan’s eligible participants and assets totaling $1,552,917 were merged into this Plan by October 27, 2007.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

2. Description of the Plan (continued)

On August 7, 2007, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Burke Marketing Corporation 401(k) plan into the Hormel Foods Corporation Tax Deferred Investment Plan A. The assets totaling $74,535 were transferred into the Plan prior to October 25, 2008, and the participants were eligible to participate in the Plan in September 2007. Employment service with Burke Marketing Corporation counted toward vesting and eligibility in the Plan.

On October 24, 2007, the Hormel Foods Corporation Employee Benefits Committee resolved to merge the participants and assets of the Mexican Accent, LLC Savings and Retirement Plan into the Hormel Foods Corporation Tax Deferred Investment Plan A. The assets totaling $1,382,404 were transferred into the Plan prior to December 31, 2007, and participants were merged into the Plan based on their eligibility as of January 1, 2008. The assets transferred into the Plan became 100% vested in accordance with the vesting schedule of the Plan.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time subject to the provisions of ERISA.

3. Investments

The crediting interest rate on the General Investment Account was 4.30% and 4.65% as of October 25, 2008, and October 27, 2007, respectively. The average yield was 4.51% during plan year 2008, which approximates the actual interest rate credited to the plan participants.

The Plan has entered into a benefit-responsive investment contract with MassMutual which is a general account evergreen group annuity contract. MassMutual maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of MassMutual, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. MassMutual is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a semiannual basis for resetting.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments (continued)

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (iii) bankruptcy of the plan sponsor or other plan sponsor event (e.g., divestures or spin-offs of a subsidiary), which cause a significant withdrawal from the Plan, or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The Guaranteed Income Account contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor or on the contract anniversary date with 90 days’ prior notice.

During the years ended October 25, 2008, and October 27, 2007, the Plan’s investments (including investments bought and sold, as well as held during the year) depreciated or appreciated in fair value by $(108,593,394) and $31,751,835, respectively, as follows:

	2008	2007
Net (depreciation) appreciation in fair value during the year:
Nonpooled separate account (containing company stock)	$(10,125,308)	$1,240,387
Separate trust accounts	(9,432,225)	10,053,125
Pooled separate accounts	(82,721,620)	18,920,258
Equity securities (self-directed brokerage accounts)	(498,275)	39,572
Mutual funds (self-directed brokerage accounts)	(5,815,096)	1,498,214
Other (self-directed brokerage accounts)	(870)	279
	$(108,593,394)	$31,751,835

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

3. Investments (continued)

The Plan, at the discretion of the participants, is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 14% and 14% of total investments at October 25, 2008, and October 27, 2007, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 25, 2008	October 27, 2007
Nonpooled separate account:
Hormel Foods Corporation common stock	$36,198,179	$49,058,683
State Street Money Market Fund	891,394	764,413
Total nonpooled separate account	37,089,573	49,823,096

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Aggressive Growth Option	30,304,327	50,595,338
Moderate Growth Option	25,408,966	37,499,122
American Funds Euro Pacific Growth Fund	14,144,721	—
Select Fundamental Value Fund (Wellington)	*	22,710,779

Separate trust account:
State Street Corporation:
American Funds Euro Pacific Fund	—	30,969,051

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
General Investment Account	79,157,228	57,461,859

*Less than 5%.

Hormel Foods Corporation

Tax Deferred Investment Plan A

Notes to Financial Statements (continued)

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Hormel Foods Corporation

Tax Deferred Investment Plan A

EIN: 41-0319970        Plan: 050

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 25, 2008

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held		Current Value

Nonpooled separate account:
State Street Corporation:*
Hormel Stock Fund	2,070,592	units	$37,089,573

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
General Investment Account	4,735,243	units	79,157,228

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Option	2,937,797	units	30,304,327
Moderate Growth Option	2,243,662	units	25,408,966
Select Fundamental Value Fund (Wellington)	119,530	units	12,012,210
Select Small Cap Value Equity Fund (SSgA)	113,117	units	6,775,844
Select Large Cap Value (Davis)	60,047	units	7,413,038
Conservative Growth Option	983,689	units	11,695,981
Select Indexed Equity Fund (Northern Trust)	50,658	units	4,007,776
American Funds Euro Pacific Growth Fund	278,574	units	14,144,721
American Funds Growth Fund of America	141,795	units	8,106,310
Premier Core Bond Fund (Babson Capital)	3,459	units	5,128,378
Conservative Journey	15,133	units	1,907,720
Total pooled separate accounts			126,905,271

Separate trust accounts:
State Street Corporation:*
Laudus Rosenberg International Small Capitalization Fund	119,212	units	666,219
Rainier Large Cap Growth Equity Portfolio	619,317	units	3,861,305
Van Kampen Small Cap Growth	784,963	units	5,338,358
Black Rock High Yield Bond Fund	364,413	units	3,321,327
Total separate trust accounts			13,187,209

Self-directed brokerage assets	Various common stocks, mutual funds, and other investments		8,151,789

Promissory notes*	Various notes from participants, bearing interest at 6.0% to 11.0%, due in various installments through June 2023		7,288,620
Total assets held for investment purposes			$271,779,690

*Indicates a party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date: April 22, 2009	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm